SECI 08026506 MISSION

SEC Mail Processing Section

FEB 28 2008

Washington, DC 108

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ANNUAL AUDITED REPORT
FORM X-1 7A-5
PART III

SEC FILE NUMBER
8-65768

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brandt, Kelly & Simmons Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

28411 Northwestern Highway, Suite 200
(No. and Street)

Southfield	MI	48034
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Craig Simmons (248) 358-6500
(Area Code — Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pikstein & Metzger, PLLC
(Name - *if individual, state last, first, middle name*)

31275 Northwestern Hwy., Ste. 230	Farmington Hills	MI	48334
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 07 2008
THOMSON FINANCIAL

CHECK ONE:

x Certified Public Accountant

Public Accountant

Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement off acts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Craig Simmons, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brandt, Kelly & Simmons Securities, LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

)

Signature

Member

Title

Notary Public

LYNN ANN POTRYKUS
Notary Public, State of Michigan
County of Livingston
My Commission Expires Oct. 29, 2010
Acting in the County of Oakland

This report ** contains (check all applicable boxes):

- x (a) Facing Page.
- x (b) Statement of Financial Condition.
- x (c) Statement of Income (Loss).
- x (d) Statement of Changes in Financial Condition.
- x (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- x (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- x (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- x (1) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent auditors' report on internal control

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRANDT, KELLY & SIMMONS SECURITIES, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

For the year ended
December 31, 2007

BRANDT, KELLY & SIMMONS SECURITIES, LLC

Table of Contents

PIKSTEIN & METZGER, PLLC CERTIFIED PUBLIC ACCOUNTANTS

31275 NORTHWESTERN HIGHWAY, SUITE 230
FARMINGTON HILLS, MI 48334-2528
PHONE: 248.737.6050 FAX: 248.737.6053

INDEPENDENT AUDITORS' REPORT

Members
Brandt, Kelly & Simmons Securities, LLC
Southfield, Michigan

We have audited the accompanying statement of financial condition of Brandt, Kelly & Simmons Securities, LLC as of December 31, 2007, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17 a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brandt, Kelly & Simmons Securities, LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule of changes in liabilities subordinated to claims of creditors, schedule of computation of net capital, and schedule of computation of aggregate indebtedness is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

Pikstein & Metzger PLLC

Farmington Hills, Michigan
January 25, 2008

BRANDT, KELLY & SIMMONS SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

ASSETS

Cash	$	15,453
Accounts receivable		9,600
Prepaid expenses		2,580
TOTAL ASSETS	$	27,633

LIABILITIES

Accrued commissions	$	8,900
Contingencies (Note 4)		-
		8,900

MEMBERS' EQUITY

Members' equity		18,733
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	27,633

The accompanying notes to financial statements are an integral part of this statement.

BRANDT, KELLY & SIMMONS SECURITIES, LLC

STATEMENT OF INCOME

For the year ended December 31, 2007

REVENUES		
Commissions	$	248,333
Other revenue		35,000
		283,333
EXPENSES		
Regulatory and registration fees		5,492
Professional fees		10,921
Commissions		127,686
Dues and subscriptions		615
Insurance		1,240
Rent		5,076
Utilities and telephone		594
Internet fees		827
Payroll expenses		13,236
Taxes		2,272
Office supplies and expense		649
Equipment rental		228
Postage		372
		169,208
NET INCOME	$	114,125

The accompanying notes to financial statements
are an integral part of this statement.

BRANDT, KELLY, & SIMMONS SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

For the year ended December 31, 2007

Member	Members' Equity - Beginning of Year	Net Income for the Year	Capital Contribution	Members' Withdrawals	Members' Equity - End of Year
K. Brandt	$ 13,332	$ 57,062	$ 11,472	$ (72,500)	$ 9,366
C. Simmons	13,332	57,063	11,472	(72,500)	9,367
	$ 26,664	$ 114,125	$ 22,944	$ (145,000)	$ 18,733

The accompanying notes to financial statements
are an integral part of this statement.

BRANDT, KELLY & SIMMONS SECURITIES, LLC

STATEMENT OF CASH FLOWS

For the year ended December 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 114,125
Adjustments to reconcile net income to net cash provided by operating activities	
(Increase) decrease in:	
Accounts receivable	1,409
Prepaid expenses	(1,270)
Increase (decrease) in:	
Accounts payable	(4,175)
Accrued commissions	1,684
Net cash provided by operating activities	111,773
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions from members	22,944
Members' withdrawals	(145,000)
Net cash used in financing activities	(122,056)
NET DECREASE IN CASH	(10,283)
Cash at beginning of year	25,736
CASH AT END OF YEAR	$ 15,453

The accompanying notes to financial statements are an integral part of this statement.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Company background

Brandt, Kelly & Simmons Securities, LLC (a Michigan Limited Liability Company) was organized November 7, 2002, for the purpose of doing business as a broker-dealer. The Company clears all of its securities transactions with and for customers on a fully disclosed basis. All trades are cleared through another broker-dealer.

Cash and cash equivalents

The Company considers any investment with a maturity of three months or less at date of purchase to be cash or cash equivalent. There are no cash equivalents at December 31, 2007.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenues and expenses recognition

Revenues consist generally of commissions on mutual fund and variable product sales and are recorded (on a settlement date basis) as they are earned. Expenses are recorded as they accrue.

Computation of customer reserve

The Company is exempt from customer reserve requirements and from providing information relating to possession or control of securities pursuant to Rule 15c3-3 of the Securities and Exchange Act of 1934. The Company meets the exempting provisions of Paragraph (k)(2)(ii).

SIPC assessment accountant's report

Because the Company's revenues are less than $500,000, the supplemental accountants' report required by SEC Rule 17A-5(e)(4), relative to Securities Investor Protection Corporation assessments, is not required.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income taxes

The accompanying financial statements do not include a provision or liability for federal income taxes because the members are taxed individually on their share of company earnings.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission "Uniform Net Capital Rule" (Rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

At December 31, 2006, the Company had net capital of $16,145, which was $11,145 in excess of the required net capital of $5,000. The Company's net capital ratio was .55 to 1.00.

There are no differences between the Computation of Net Capital as reported in the December 31, 2007 Focus Report and the amount reported in the audited financial statements.

3. RELATED PARTY TRANSACTIONS

The Company shares office space with BKS Advisors, LLC, a registered investment advisory firm that is owned by the members of Brandt, Kelly & Simmons Securities, LLC.

Brandt, Kelly & Simmons Securities, LLC undertakes variable and mutual fund transactions on behalf of Brandt, Kelly & Simmons, LLC clients.

3. RELATED PARTY TRANSACTIONS (Continued)

Expense agreement and Company resolutions

In compliance with the Securities and Exchange Commission Division of Market Regulation's letter ruling dated July 11, 2003, the Companies consented to and adopted a revolving resolution, whereby the following monthly "non-regulatory" expenses will be reported as expenses of Brandt, Kelly & Simmons Securities, LLC and reflected as a capital contribution by BKS Advisors, LLC on behalf of its members.

Expenses	Monthly Amount
Payroll expenses	$ 1,103
Office rent	414
Utilities	21
Telephone/Internet services	57
Postage	31
Office supplies	50
Equipment rental	19
Parking fees	9
Printing and reproduction	1
Professional fees	203
Maintenance	3
Liability insurance	1
Total	$ 1,912

4. CONTINGENCIES

The Company does not maintain errors and omissions insurance coverage and therefore is exposed to claims arising in the normal course of its activities. Currently, there are no pending claims.

BRANDT, KELLY & SIMMONS SECURITIES, LLC

SCHEDULE OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF CREDITORS

As of December 31, 2007

BALANCE AT BEGINNING OF YEAR	$ -
BALANCE AT END OF YEAR	$ -

BRANDT, KELLY & SIMMONS SECURITIES, LLC

SCHEDULE OF COMPUTATION OF NET CAPITAL

As of December 31, 2007

NET CAPITAL:		
Members' equity	$	18,733
DEDUCT:		
Prepaid expenses		2,580
CRD Deposit		8
		2,588
NET CAPITAL		16,145
MINIMUM REQUIRED NET CAPITAL		(5,000)
EXCESS NET CAPITAL	$	11,145

There are no differences between the Computation of Net Capital as reported in the December 31, 2007 Focus Report and the amount reported in the audited financial statements.

BRANDT, KELLY & SIMMONS SECURITIES, LLC

SCHEDULE OF COMPUTATION OF AGGREGATE INDEBTEDNESS

As of December 31, 2007

NET CAPITAL	$ 16,145
LIABILITIES	$ 8,900
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.55 to 1.00

PIKSTEIN & METZGER, PLLC

CERTIFIED PUBLIC ACCOUNTANTS

31275 NORTHWESTERN HIGHWAY, SUITE 230
FARMINGTON HILLS, MI 48334-2528
PHONE: 248.737.6050 FAX: 248.737.6053

Members
Brandt, Kelly & Simmons Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Brandt, Kelly & Simmons Securities, LLC for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Farmington Hills, Michigan
January 25, 2008

END